FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TR

TRILLIUM THERAPEUTICS ANNOUNCES PROPOSED PUBLIC OFFERING OF SECURITIES

Toronto, Ontario, March 30, 2015 – Trillium Therapeutics Inc. (Nasdaq:TRIL; TSX: TR) an immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that it is offering to sell US$50,000,000 of common shares and preferred shares in an underwritten public offering. The preferred shares are being offered to certain of Trillium’s existing shareholders whose purchase of common shares in this offering may result in such shareholder, together with its affiliates and certain related parties, beneficially owning more than 4.99% of Trillium’s outstanding common shares following the consummation of this offering. Trillium also expects to grant the underwriters a 30-day option to purchase up to an additional 15% of the total number of common shares to be sold in this offering.

All of the shares in the offering are to be sold by Trillium, with net proceeds to be used to develop product candidates as well as for working capital and general corporate purposes. The offering is subject to market conditions, and there can be no assurances as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

Leerink Partners LLC and Cowen and Company, LLC are acting as joint book-runners for the offering. Oppenheimer & Co. Inc. is acting as co-manager in the offering.

The offering is being made pursuant to a registration statement on Form F-1 that has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy them be accepted prior to the time the registration statement becomes effective. The registration statement, including the preliminary prospectus relating to the offering, is available on the SEC's website at http://www.sec.gov. When available, copies of the preliminary prospectus relating to these securities may be obtained from: Leerink Partners LLC; Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, or via telephone at (800) 808-7525 ext. 6142, or by email at syndicate@leerink.com; or from Cowen and Company, LLC, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, Attn: Prospectus Department, or by phone 631- 274-2806 / fax 631-254-7140.

This offering is restricted to persons who are not residents of Canada. Investors in the offered securities may not resell the purchased securities, directly or indirectly, to any resident of Canada or (in the case of the common shares) over the Toronto Stock Exchange or otherwise in Canada for a period of 90 days following the completion of this offering. Each investor will be deemed to agree to the above and to represent that it is not a resident of Canada upon acceptance of delivery of the purchased securities by the investor or its dealer or other representative.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of these securities, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale is not permitted.

Forward-Looking Statements and Information

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws in United States and Canada, respectively, which reflect Trillium's current expectation regarding future events (collectively, “forward-looking statement”). Forward-looking statements in this press release include statements about the conduct and completion of the offering, the offering size and the use of proceeds therefrom. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties are described in Trillium’s ongoing quarterly and annual reporting. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: regulatory approval of the financing; stability of economic and market conditions; and the level of demand for Trilliums’ securities. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies. Except as required by applicable securities laws, Trillium undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
Trillium Therapeutics Inc.
James Parsons
Chief Financial Officer
+1 416 595 0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com